 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Legacy Education Alliance, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

52472J108
(CUSIP Number)

January 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 52472J108

1	NAME OF REPORTING PERSON

KINGSTOWN PARTNERS MASTER LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		733,500
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

733,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

733,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2%
12	TYPE OF REPORTING PERSON

CO

2

CUSIP NO. 52472J108

1	NAME OF REPORTING PERSON

KINGSTOWN CAPITAL MANAGEMENT L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		733,500
PERSON WITH	7	SOLE DISPOSITIVE POWER

-0-
	8	SHARED DISPOSITIVE POWER

733,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

733,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2%
12	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 52472J108

1	NAME OF REPORTING PERSON

KINGSTOWN MANAGEMENT GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		733,500
PERSON WITH	7	SOLE DISPOSITIVE POWER

-0-
	8	SHARED DISPOSITIVE POWER

733,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

733,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2%
12	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 52472J108

1	NAME OF REPORTING PERSON

MICHAEL BLITZER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		733,500
PERSON WITH	7	SOLE DISPOSITIVE POWER

-0-
	8	SHARED DISPOSITIVE POWER

733,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

733,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2%
12	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 52472J108

1	NAME OF REPORTING PERSON

GUY SHANON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		733,500
PERSON WITH	7	SOLE DISPOSITIVE POWER

-0-
	8	SHARED DISPOSITIVE POWER

733,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

733,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2%
12	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 52472J108

Item 1(a).	Name of Issuer:

Legacy Education Alliance, Inc. (the "Issuer")

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1612 Cape Coral Parkway East, Cape Coral, Florida 33904

Item 2(a).	Name of Person Filing:

This statement is filed by Kingstown Capital Management L.P., a Delaware limited partnership (“Kingstown Capital”), Kingstown Management GP LLC, a Delaware limited liability company (“Kingstown Management”), Kingstown Partners Master Ltd., a Cayman Islands corporation (“Master Fund”), Michael Blitzer and Guy Shanon. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Kingstown Capital is the investment manager of Master Fund. Kingstown Management is the general partner of Kingstown Capital. Each of Mr. Blitzer and Mr. Shanon is a managing member of Kingstown Management. By virtue of these relationships, each of Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon may be deemed to beneficially own the Shares (as defined below) owned by Master Fund.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Kingstown Capital, Kingstown Management, Michael Blitzer and Guy Shanon is 100 Park Ave, 21st Floor, New York, New York 10017. The principal business address of Master Fund is c/o Intertrust Corporate Services, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

Item 2(c).	Citizenship:

Kingstown Capital and Kingstown Management are organized under the laws of the State of Delaware. Master Fund is organized under the laws of the Cayman Islands. Messrs. Blitzer and Shanon are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

52472J108

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	/X /	Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

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CUSIP NO. 52472J108

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on February 14, 2018.

Master Fund

(a)	Amount beneficially owned:

733,500 Shares

(b)	Percent of class:

3.2% (based upon 23,007,519 Shares outstanding, which is the total number of Shares outstanding as of November 10, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

733,500 Shares

8

CUSIP NO. 52472J108

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

733,500 Shares

Kingstown Capital

(a)	Amount beneficially owned:

733,500 Shares

(b)	Percent of class:

3.2% (based upon 18,595,394 Shares outstanding, which is the total number of Shares outstanding as of November 1, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2017).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

733,500 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

733,500 Shares

Kingstown Management

(a)	Amount beneficially owned:

733,500 Shares

(b)	Percent of class:

3.2% (based upon 18,595,394 Shares outstanding, which is the total number of Shares outstanding as of November 1, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2017).

9

CUSIP NO. 52472J108

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

733,500 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

733,500 Shares

Mr. Blitzer

(a)	Amount beneficially owned:

733,500 Shares

(b)	Percent of class:

3.2% (based upon 18,595,394 Shares outstanding, which is the total number of Shares outstanding as of November 1, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2017).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

733,500 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

733,500 Shares

Mr. Shanon

(a)	Amount beneficially owned:

733,500 Shares

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CUSIP NO. 52472J108

(b)	Percent of class:

3.2% (based upon 18,595,394 Shares outstanding, which is the total number of Shares outstanding as of November 1, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2017).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

733,500 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

733,500 Shares

Kingstown Capital is the investment manager of Master Fund. Kingstown Management is the general partner of Kingstown Capital. Each of Mr. Blitzer and Mr. Shanon is a managing member of Kingstown Management. By virtue of these relationships, each of Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon may be deemed to beneficially own the Shares owned by Master Fund.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

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CUSIP NO. 52472J108

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 14, 2018

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 52472J108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018.	KINGSTOWN CAPITAL MANAGEMENT L.P.

	By:	Kingstown Management GP LLC
its general partner

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN MANAGEMENT GP LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN PARTNERS MASTER LTD.

By:	/s/ Michael Blitzer
Michael Blitzer Director

/s/ Michael Blitzer
MICHAEL BLITZER

/s/ Guy Shanon
GUY SHANON

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